UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 68567/January 3, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15110

In the Matter of :	
:	
ENCORE CLEAN ENERGY, INC., :	
ENERGY & ENGINE TECHNOLOGY CORP., :	ORDER MAKING FINDINGS AND
EQUITY MEDIA HOLDINGS CORPORATION, :	REVOKING REGISTRATIONS
ETOTALSOURCE, INC., :	BY DEFAULT
EXTENSIONS, INC., :	
FIREPOND, INC., and :	
GNC ENERGY CORPORATION :	

SUMMARY

This Order revokes the registrations of the registered securities of Encore Clean Energy, Inc., Energy & Engine Technology Corp., Equity Media Holdings Corporation, eTotalSource, Inc., Firepond, Inc., and GNC Energy Corporation (collectively, Respondents).[1] The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on November 29, 2012, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by December 18, 2012.[2] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 4; 17 C.F.R. §

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[1] Extensions, Inc., remains in the proceeding. The Division of Enforcement has asked the Commission to dismiss Extensions, Inc., from the proceeding.

[2] Each Respondent was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Encore Clean Energy, Inc. (ECLN)[3] (CIK No. 1036588),[4] is a revoked Nevada corporation located in Dallas, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). ECLN is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[5] for the period ended September 30, 2005, which reported a net loss of $1,398,808 for the prior nine months. As of November 27, 2012, the common stock of ECLN was quoted on OTC Link (formerly "Pink Sheets") operated by OTC Markets Group Inc. (OTC Link), had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Energy & Engine Technology Corp. (EENT) (CIK No. 1121811) is a revoked Nevada corporation located in Plano, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). EENT is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2005, which reported a net loss of $4,209,104 for the prior nine months. On May 9, 2006, EENT was the subject of an involuntary Chapter 11 petition in the U.S. Bankruptcy Court for the District of Nevada, which was converted to a Chapter 7 petition on December 21, 2006, and was closed on June 3, 2010. As of November 27, 2012, the common stock of EENT was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Equity Media Holdings Corporation (EMDAQ) (CIK No. 1327012) is a void Delaware corporation located in Little Rock, Arkansas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). EMDAQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of $53,670,790 for the prior nine months. On December 8, 2008, EMDAQ filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Eastern District of Arkansas, which was converted to a Chapter 7 petition on June 21, 2010, and was still pending as of November 27, 2012. As of November 27, 2012, the common stock of

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[3] The short form of each issuer's name is also its stock symbol.

[4] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[5] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan. 4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies").

EMDAQ was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

eTotalSource, Inc. (ETLS) (CIK No. 822998), is a delinquent Colorado corporation located in Milwaukee, Wisconsin, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). ETLS is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of $299,401 for the prior nine months. As of November 27, 2012, the common stock of ETLS was quoted on OTC Link, had twelve market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Firepond, Inc. (FPNDQ) (CIK No. 1012316), is a forfeited Delaware corporation located in Mankato, Minnesota, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). FPNDQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2008, which reported a net loss of $4,302,703 for the prior six months. On March 31, 2009, FPNDQ filed a Chapter 7 petition in the U.S. Bankruptcy Court for the District of Minnesota, which was still pending as of November 27, 2012. As of November 27, 2012, the common stock of FPNDQ was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

GNC Energy Corporation (GNCE) (CIK No. 43398) is a void Delaware corporation located in Dallas, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). GNCE is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2003, which reported a net loss of $70,721 for the prior six months. As of November 27, 2012, the common stock of GNCE was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Cobalis Corp., Exchange Act Release No. 64813 (July 6, 2011), 101 SEC Docket 43379; Nature's Sunshine Products, Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488; Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241; America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22,

2007), 90 SEC Docket 879, <u>recon. denied</u>, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419; <u>Eagletech Commc'ns, Inc.</u>, Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225. Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

<u>SEC v. Beisinger Indus. Corp.</u>, 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); <u>accord e-Smart Techs., Inc.</u>, Exchange Act Release No. 50514 (Oct. 12, 2004), 57 S.E.C. 964, 968-69. The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." <u>e-Smart Techs., Inc.</u>, 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Encore Clean Energy, Inc., is REVOKED;

the REGISTRATION of the registered securities of Energy & Engine Technology Corp. is REVOKED;

the REGISTRATION of the registered securities of Equity Media Holdings Corporation is REVOKED;

the REGISTRATION of the registered securities of eTotalSource, Inc., is REVOKED;

the REGISTRATION of the registered securities of Firepond, Inc., is REVOKED; and

the REGISTRATION of the registered securities of GNC Energy Corporation is REVOKED.

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Carol Fox Foelak
Administrative Law Judge